

Petroleum Development Corporation

2006

Annual Meeting

September 15, 2006

NASDAQ GSM:PETD

Thomas E. Riley

President



Petroleum Development Corporation

Forward-Looking Statements

This information contains predictions, estimates and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those included in the forward-looking statements include the timing and extent of changes in commodity prices for oil and gas, the need to develop and replace reserves, environmental risks, drilling and operating risks, risks related to exploration and development, uncertainties about the estimates of reserves, competition, government regulation and the ability of the Company to meet its stated business goals.

Contact Information:

Investor Relations
Petroleum Development Corporation
PO Box 26
103 East Main Street
Bridgeport, West Virginia 26330
Phone: 304.842.6256
Fax: 304.842.0913
www.petd.com



Petroleum Development Corporation

Building Blocks for Future Growth

Profitable Investing

Effective Planning

Efficient Technology

Increasing Employee Expertise


Petroleum Development Corporation

Profitable Investing



Capital Investment

$ Millions

149 %

Year

▸ **Funding Future Growth**
- ▸ Strong cash flow
- ▸ Piceance acreage sale
- ▸ $140 million capital budget for 2006

▸ **Strong Development Prospect Inventory**
- ▸ Piceance Basin
- ▸ Wattenberg Field
- ▸ NECO

▸ **Acquisition Opportunities**
- ▸ Focus on cash flow
- ▸ Strict economic criteria
- ▸ Patience

 Petroleum Development Corporation

Effective Planning

▶ **Strengthened Strategic Planning Process**

- ▶ Hired Center for Entrepreneurial Studies and Development to facilitate strategic planning process
- ▶ Formed Internal Strategic Plan Team
- ▶ Planning process is now driving priorities

▶ **Enterprise Risk Management Assessment**

- ▶ Identify and address key risks to success



Petroleum Development Corporation

Efficient Technology

▶ Managing technology- Hired Director of Information Technology, Karen Griffin, March 2006

▶ Implementing Enterprise Resource Management system
- ▶ Accounting
- ▶ Production
- ▶ Land Management
- ▶ Human Resources
- ▶ Field Data Capture



Petroleum Development Corporation

Increasing Employee Expertise

▸ **Low turnover-** key management averaging almost 20 years of oil and gas experience

▸ **Increasing staff for growing operations-** from June 2005-June 2006 20% increase from 140 to 168 employees

▸ **Stronger professional team-** adding Accounting, Land, Engineering, and Geology professionals with oil & gas industry experience

▸ **Managing personnel additions and training-** hired Director of Human Resources, John DeLawder, in April 2006.



Petroleum Development Corporation

Shareholder Value



▸ Increasing Shareholder value-
our primary goal

▸ PDC's Vision

Together, we will build a top
quality independent oil and gas
company founded on the
principles of integrity and fair
treatment of all.

Trading History for (PETD) - Sources: NASDAQ Online, IDC



Petroleum Development Corporation

Darwin L. Stump

Chief Financial Officer and Treasurer


Petroleum Development Corporation

2005 Financial Highlights

‣ Record performance
  ‣ Production
  ‣ Revenue
  ‣ Net income and earnings per share
  ‣ Adjusted cash flow*

‣ Total capital expenditures of $106 million

‣ Company raised record $116 million in partnership subscriptions

‣ Strong financial position
  ‣ Long-term debt at year-end 2005 $24 million

*Adjusted cash flow is net income plus non-cash charges (depreciation, depletion, amortization, deferred income taxes and unrealized gains and losses on derivative transactions)


Petroleum Development Corporation

2005 Financial Highlights

Revenue



$ Millions

Year

▶ Annual revenue of $343.1 million compared to $267.8 million in 2004

▶ Revenue reflects higher O&G prices, increased production and drilling activity and property sales



Petroleum Development Corporation

2005 Financial Highlights

Net Income



$ Millions

Year

‣ Net income of $41.5 million compared to $33.2 million in 2004

‣ $2.52 EPS (diluted) compared to $2.00 in 2004



Petroleum Development Corporation

2005 Financial Highlights

Adjusted Cash Flow

$ Millions



- ‣ 2005 Adjusted cash flow of $69.1 million
  - ‣ Up from $61.8 million in 2004
  - ‣ Reduced by exploratory dry hole costs
- ‣ Adjusted cash flow is income before deferred income taxes, depreciation, depletion, amortization and unrealized derivative gains and losses
- ‣ Management believes adjusted cash flow is a useful measure in estimating the value of the Company's operations.



Petroleum Development Corporation

2006 Six Months Financial Highlights

Revenue



$ Millions

Y-axis: 0, 50, 100, 150, 200, 250, 300, 350, 400

X-axis: 2001, 2002, 2003, 2004, 2005 — **Year**

2005, 2006 — **Six months Ended June 30**

▶ Six months revenue of $142.1 million
  ▸ $150.8 million in 2005
  ▸ Cost-plus drilling
  ▸ Increased company drilling
▶ Strong oil and gas sales
  ▸ $56.5 million, up from $40.2 million in 2005
▶ Revenues from partnership cost-plus drilling contracts are reported net of costs
▶ Remaining turn-key contracts report revenues and expenses separately



Petroleum Development Corporation

2006 Six Months Financial Highlights

Net Income

$ Millions



- ▶ Six months net income of $19.3 million
  - ▶ $21.0 million in 2005
- ▶ $1.20 EPS (diluted) compared to $1.27 in 2005
- ▶ 2006 includes pre-tax unrealized derivative gains of $4.4 million
- ▶ Lower partnership drilling and increased Company drilling result in lower short-term/increased long-term earnings



Petroleum Development Corporation

Piceance Acreage Sale



- ▸ Sold approximately 8,700 acres (100% working interest)
- ▸ Sale price of $354 million
- ▸ 1031 Exchange $300 million
  - ▸ Potential exchange properties have been identified
  - ▸ Details of transactions will be announced upon the execution of a purchase and sale agreement
  - ▸ Deadline to close on any acquisitions is mid-January 2007



Petroleum Development Corporation

Rockies Region 2006 Limited Partnership

▸ Single largest partnership – Over $90 million subscribed

▸ Began drilling on September 2 - 10 wells spudded to date

▸ Drilling will continue through most of the first quarter of 2007

▸ PDC has a 37% partnership interest and invested $38 million



Petroleum Development Corporation

Common Stock Buyback Program

▸ 10% (1,627,500 shares) of total shares outstanding authorized by the Board of Directors on January 13, 2006

▸ 5.5% of total shares outstanding purchased as of September 13
  ▸ 902,483 shares
  ▸ $41.15 average price paid per share
  ▸ Total cost of $37.1 million

▸ 725,017 remaining shares subject to purchase


Petroleum Development Corporation

Strengthening the Financial Department

▶ Increased Staff

▶ Increased Training

▶ Increased Resources


Petroleum Development Corporation

Eric R. Stearns

Executive Vice President Exploration & Production



Petroleum Development Corporation

Operating Highlights

▸ Six months production 7.85 Bcfe, up 17.7% compared to 2005

▸ 92 Successful wells in 6 months 2006, 3 dry holes

▸ 29 Codell / Niobrara re-completions

Area	Successful	Dry
Wattenberg	58	2
Piceance	20	0
NECO	9	0
Bakken	1 (Exploratory)	0
Nesson	3 (Non-Operated)	0
Michigan Antrim	1	0
Red Desert	0	1 (Exploratory)



Petroleum Development Corporation

Core Operating Areas

Rocky Mountains

2005 Proved Reserves: 210.5 Bcfe
2005 Production: 10.4 Bcfe
2006 Production: 6.3 Bcfe*

Total for 1st Half of 2006

Michigan Basin

2005 Proved Reserves: 26.0 Bcfe
2005 Production: 1.6 Bcfe
2006 Production: 0.7 Bcfe*

Total for 1st Half of 2006



Appalachian Basin

2005 Proved Reserves: 38.1 Bcfe
2005 Production: 1.7 Bcfe
2006 Production: 0.8 Bcfe*

Total for 1st Half of 2006



Petroleum Development Corporation

23

Oil and Gas Production Volumes

PRODUCTION (Bcfe)



▶ 5 Year Annual Production Compound Annual Growth Rate of approximately 17%

▶ First 6 months 2006 production of 7.85 Bcfe up 17.7% from first 6 months 2005

▶ On pace to exceed 15% annual growth target



Petroleum Development Corporation

Regional Production Trends

Production by Region (Bcfe)



- ▶ **Rocky Mountain Region PDC Growth Leader**
  - ▶ Up 15% in 2005 to 10.4 Bcfe
- ▶ **6.3 Bcfe in first six months of 2006**
  - ▶ 27% increase over similar period 2005
  - ▶ 81% of production
- ▶ **Appalachian and Michigan regions declining approximately 10% per year.**



Petroleum Development Corporation

Gas and Oil Reserves by Area

2005 Reserve Distribution



77%

14%

9%

- ■ **Appalachian**
- ■ **Michigan**
- ■ **Rocky Mountain**

▶ Year-end 2005 net proved reserves estimated at 274.5 Bcfe.

   ▶ Rocky Mountain Region an estimated 210.5 Bcfe, 77% of total

   ▶ Appalachian reserves an estimated 38 Bcfe, Michigan 26 Bcfe, representing 14% and 9% of total.



Petroleum Development Corporation

Gas and Oil Reserves by Category

2005 Reserve Distribution



35%

65%

- ■ PDP ■ PUD

2005 PDP Reserve Type



87%

13%

- ■ Gas ■ Oil



Petroleum Development Corporation

Rocky Mountain Region Development Opportunities

Bakken Shale Area
Williston Basin, North Dakota

Nesson Area
Williston Basin, North Dakota

Grand Valley Field
Piceance Basin, Colorado

Wattenberg Field
DJ Basin, Colorado

NECO Area
DJ Basin, Colorado


Petroleum Development Corporation

Grand Valley Field Development Opportunity



Acreage Retained

▸ Approximately 4,500 net development leasehold acres available for drilling after sale to Marathon

▸ 450 potential locations on 10 acre density

▸ Substantial opportunity for Company and partnership drilling activity for many years



Petroleum Development Corporation

Grand Valley Field Highlights



▸ "Slick water" stimulation design increasing initial production by up to 50%

▸ Expected EUR increase but impact and magnitude uncertain

▸ New Williams gathering agreement and PDC pipeline expansion will increase gas sales

▸ Garden Gulch road approximately 75% complete.

  ▸ Road will improve access and lengthen the drilling season

  ▸ More wells drilled per year with improved economics


Petroleum Development Corporation

Garden Gulch Road Project



Greater Wattenberg Field Development Opportunity



PDC Historical General Area of Operation

Anadarko Farmout Area

▸ Existing area of operations offers multiple opportunities:

> ▸ Codell, Niobrara development and field extension drilling
>
> ▸ Infill (increased density) Rule 318 drilling
>
> ▸ Codell and Niobrara re-fracs

▸ Recent Anadarko Petroleum farmout covering approximately 15 townships, encompassing approximately 50,000 undeveloped acres in an alternating section checkerboard.

▸ The Farmout Area provides additional opportunities:

> ▸ Codell, Niobrara development and field extension drilling
>
> ▸ Regional J Sand development and step-out drilling.
>
> ▸ J and D Sand bar and channel exploratory drilling



Wattenberg Field Highlight



Hybrid Niobrara Fracs

- ▶ Niobrara completion or re-frac of existing wells offers potential similar to the successful Codell re-frac program.

- ▶ Opportunity to complete 100 or more Company owned wells.

- ▶ Reserve additions per successful well 10-30 MBoe.

- ▶ Cost per well approximately $180,000

*Red line 15% ROR level, Blue line expected case



Petroleum Development Corporation

NECO Area Development Opportunity

▸ **Six project areas totaling approximately 17,000 acres**

▸ **Combination of 3-D and swath seismic acquired and interpreted**

▸ **170 potential shallow Niobrara drilling locations identified**

▸ **Drilling to commence in early 4th Q 2006**


Petroleum Development Corporation

NECO Seismic Example







Bakken Shale Development Opportunity



‣ Approximately 62,000 net acres of leasehold across 7 Project areas, acquisition continuing

‣ Initial successful well drilled in 3 project areas

‣ First development well spudded in initial project offsetting Fedora well

‣ Cooperative effort among operators to determine optimum spacing, number of laterals, lateral length and stimulation design etc.



Petroleum Development Corporation

Nesson Development Opportunity



▸ Approximately 30,000 net leasehold acres (80% NRI)

▸ PDC ownership varies from 5-100%

▸ Development potential 25 to 50 net wells

▸ Participated in 5 non-operated wells with interest from 10-50%

▸ 2-5 horizontal laterals per well

▸ Initial PDC drilling operations to commence in 4Q 2006


Petroleum Development Corporation

Sustaining Growth

▸ Increase investment in development drilling in Rockies project areas

  ▸ Company drilling activity

  ▸ Partnership with increased PDC interest

▸ Addition of 2 drilling rigs for North Dakota and other deeper prospect areas

▸ Swath and 3-D seismic acquisition to identify shallow NECO prospects

▸ Invest proceeds from Grand Valley sale

  ▸ Producing property acquisition

  ▸ Development drilling and production enhancement on acquired property

  ▸ Acquisition of undeveloped acreage in mature areas

  ▸ Acquisition of exploratory projects

  ▸ Stock re-purchase



Petroleum Development Corporation

Personnel and Resources to Support Growth

‣ Personnel Additions

  ‣ Professional positions- accounting, engineering, geology, land, gas marketing, human resources and information technology

  ‣ Administrative and support staff

‣ Resources

  ‣ Enterprise wide software upgrade and acquisition

  ‣ Accounting, Land, Production

‣ New corporate office

‣ Downtown Denver presence

‣ Current investments support future growth



Petroleum Development Corporation



Petroleum Development Corporation

2006

Annual Meeting

September 15, 2006

NASDAQ GSM:PETD